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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                   e-Net, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                     268745
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/x/ Rule 13d-1(d)


                    This document contains no Exhibit index.


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CUSIP No. 268745

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert A. Veschi (S.S. No. ###-##-####)

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a) /  /
    (b) /  /

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES        5) SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING          1,375,000
PERSON WITH
                        6) SHARED VOTING POWER

                           - 0 -

                        7) SOLE DISPOSITIVE POWER

                           1,375,000

                        8) SHARED DISPOSITIVE POWER

                           - 0 -

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING         PERSON

    1,375,000

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)

    /  /


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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    16.63%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN


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                                  SCHEDULE 13G

Item 1(a).  Name of Issuer.

    e-Net, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

    12800 Middlebrook Road, Suite 200
    Germantown, MD  20874

Item 2(a).  Name of Person Filing.

    Robert A. Veschi

Item 2(b).  Address of Principal Business Office or, if none, Residence:

    12800 Middlebrook Road, Suite 200
    Germantown, MD  20874

Item 2(c).  Citizenship.

    United States of America

Item 2(d).  Title of Class of Securities.

    Common Stock, par value $.01

Item 2(e).  CUSIP Number.

    268745

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)

    (b) /  / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (14 U.S.C. 80a-8)

    (e) /  / An investment adviser in accordance with Section 240.13d-1(b)(1)
             (ii)(E)


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    (f) /  / An employee benefit plan or endowment fund in accordance with
             Section 240.13d-1(b)(1)(ii)(F)

    (g) /  / A parent holding company or control person in accordance with
             Section 240.13d-1(b)(1)(ii)(G)

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

    (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)

    (j) /  / Group, in accordance with Section 240.13d-1(b)(ii)(J)

 If this statement is filed pursuant to Section 240.13d-1(c), check this box. [ ]

Item 4. Ownership.

    (a) Amount Beneficially Owned:

        1,375,000 shares

    (b) Percent of Class:

        16.63%

    (c) Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:

              1,375,000

        (ii)  shared power to vote or direct the vote:

              - 0 -

        (iii) sole power to dispose of or direct the disposition of:

              1,375,000

        (iv)  shared power to dispose of or direct the disposition of:

              - 0 -


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Item 5.  Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8.  Identification and Classification of Members of the Group.

    Not applicable.

Item 9.  Notice of Dissolution of Group.

    Not applicable.

Item 10. Certification.

    Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


Dated: November 3, 1998           /s/ ROBERT A. VESCHI
                                  ---------------------
                                  Robert A. Veschi